UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On June 16, 2025, ReTo Eco-Solutions, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”). Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $10,000,000 for the purchase of the Company’s Class A shares, no par value (the “Class A Shares”). The Company also agreed to issue (i) 28,612 Class A Shares to the Investor (the “Commitment Shares”) as consideration for the Investor’s commitment and (ii) 635,000 Class A Shares to the Investor (the “Pre-Delivery Shares”) for $63.50 on June 17, 2025 (the “Closing Date”). The proceeds from the Pre-Paid Purchases are expected to be used for working capital and other corporate purposes.

The Securities Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $3,165,000, before deducting an original issue discount (the “OID”) of $150,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be five percent (5%) of the amount set forth in the applicable Request (as defined in the Securities Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of seven percent (7%) per annum. Within a committed two-year period, and subject to certain specified conditions, the Company may request the issuance of additional Pre-Paid Purchases to the Investor, with each purchase amount no less than $250,000, provided that the total outstanding balance of all Pre-Paid Purchases does not exceed $2,000,000.

Pursuant to the Securities Purchase Agreement and a registration rights agreement entered into on the same date, the Company will file a registration statement on Form F-1 under the Securities Act of 1933, as amended (the “Securities Act”), to register the resale of a required number of Class A Shares, including the Commitment Shares, Pre-Delivery Shares and Class A Shares issuable pursuant to the Pre-Paid Purchases within forty-five (45) days after the Closing Date.

Following the funding of each Pre-Paid Purchase, the Investor has the right, but not the obligation, to purchase from the Company its Class A Shares not exceeding (i) the outstanding balance of the funded amount, and (ii) 9.99% beneficial ownership of the Company’s outstanding Class A Shares. The purchase price of the Class A Shares will be 85% of the lowest daily VWAP during the ten (10) trading days immediately prior to the purchase notice date, but not less than the floor price (the “Floor Price”). The Floor Price for the Initial Pre-Paid Purchase is $1.00. The Floor Price for the subsequent Pre-Paid Purchase is the greater of 20% of the “Minimum Price” as defined under Nasdaq Listing Rule 5635(d) as of the applicable Pre-Paid Purchase date and $1.00.

In an event of default as specified in the Pre-Paid Purchase, the Investor may accelerate repayment, requiring the outstanding balance to become immediately due, with interest accruing at a rate of the lesser of eighteen percent (18%) per annum or the maximum rate permitted under applicable law.

The Securities Purchase Agreement contains customary representations, warranties, covenants, and closing conditions. The Pre-Paid Purchases are unsecured, and the Investor has the right, but not the obligation, to purchase additional Class A Shares under the terms set forth in the Securities Purchase Agreement.

The offer and sale of these securities were not registered under the Securities Act, in reliance on an exemption from registration under Regulation D, promulgated under the Securities Act and the Company did not engage in any general solicitation in connection with such offer and sale.

The foregoing description of the Securities Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1*^	Securities Purchase Agreement, dated June 16, 2025, between ReTo Eco-Solutions, Inc. and Streeterville Capital, LLC.

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.
^	Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted portion to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	Chief Executive Officer

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